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                             September 19, 2022

       Jing Zhuo
       Chief Financial Officer
       Integrated Media Technology Ltd
       Level 7, 420 King William Street
       Adelaide SA 5000 Australia

                                                        Re: Integrated Media
Technology Ltd
                                                            Form 20-F/A for the
Year Ended December 31, 2021
                                                            Filed April 29,
2022
                                                            File No. 001-38018

       Dear Ms. Zhuo:

               We have reviewed your September 6, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 16, 2022 letter.

       Form 20-F/A for the Year Ended December 31, 2021 filed September 6, 2022

       Item 3. Key Information, page 5

   1. Your explanatory note indicates that you are "amending and supplementing [y]our disclosure on page 2 of
the Form 20-F, in particular the onset of Part I and the onset of
                                                        Item 3, Part I." Please
note that under Rule 12b-15 (240.12b-15 Amendments),
                                                        amendments "must set
forth the complete text of each item as amended." Therefore, the entirety of Item 3 must
be included in the amended 20-F, not just the part amended to include the language at
the onset. Therefore, please revise your 20-F/A to include the entirety of Item 3
including the supplemental information filed as part of the 20-F, amendment 3.
 Jing Zhuo
Integrated Media Technology Ltd
September 19, 2022
Page 2

       Please contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.



FirstName LastNameJing Zhuo                              Sincerely,
Comapany NameIntegrated Media Technology Ltd
                                                         Division of
Corporation Finance
September 19, 2022 Page 2                                Office of
Manufacturing
FirstName LastName